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Exhibit 99.2

Hydrogenics Corporation

First Quarter 2005 Management's Discussion and Analysis of
Financial Condition and Results of Operations

Basis of Presentation

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") covers our interim consolidated financial statements for the first quarter of 2005 and updates our MD&A for fiscal 2004. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors' Report for fiscal 2004. The Corporation's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for interim financial information. Unless the context otherwise requires, all references to "Hydrogenics", "our", "us" and "we" refers to Hydrogenics Corporation, and its subsidiaries. This MD&A is dated May 6, 2005 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.

Forward-looking Statements and Risk Factors

        This MD&A contains forward-looking statements, including statements regarding the future success of our business, technology strategies and market opportunities. This MD&A neither promises nor guarantees, but involves known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our revenue growth, operating results, industry and products, as well as other factors discussed in this MD&A. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Readers are expected to review our 2004 Annual Report section entitled "Business Risks" for a more complete discussion of factors that could affect our future performance.

Financial Overview

        Our net loss for the first quarter of 2005 was $11.2 million, or ($0.13) per share, compared to a net loss of $7.5 million, or ($0.12) per share, for the same period in 2004. The higher net loss reflects $0.9 million of increased research and product developments costs, $3.0 million of increased selling, general and administrative costs and $0.7 million of integration costs related to the recent acquisition of Stuart Energy Systems Corporation ("Stuart Energy").

        Our revenues for the first quarter of 2005 were $11.3 million compared to $4.1 million for the same period in 2004 and is attributed to the acquisition of Stuart Energy completed in the first quarter of 2005.

        Cash used in operations and capital expenditures for the first quarter of 2005 were $9.6 million compared to $2.6 million for the same period in 2004. This increase is attributed to increased cash outflows from operations excluding working capital movements of $3.2 million combined with additional working capital requirements of $4.4 million during the quarter.

Critical Accounting Estimates

        Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2004 annual consolidated financial statements. These policies did not change in the first quarter of 2005 and such policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results many vary significantly from these estimates.

Recently Issued and Adopted Accounting Standards

        Our accounting policies used to prepare our interim consolidated financial statements for the first quarter of 2005 are unchanged from those disclosed in our 2004 Annual Financial Statements, except that they include the adoption of The Canadian Institute of Chartered Accountants ("CICA") pronouncement contained in Section 3855 surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this accounting policy did not impact our financial position, results of operations or cash flows. Refer to note 2 of our Consolidated Interim Financial Statements for the three months ended March 31, 2005 for a discussion of recently issued accounting standards.

Acquisition of Stuart Energy Systems Corporation

        On November 10, 2004, we announced that we entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy Systems Corporation ("Stuart Energy"); a leading provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis; at an exchange ratio of 0.74 Hydrogenics shares for each Stuart Energy share. On January 6, 2005, the Corporation's offer to acquire Stuart Energy was completed and resulted in the Corporation acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, the Corporation acquired the remaining shares of Stuart Energy and it then became a wholly-owned subsidiary of the Corporation. The purchase price was $122.9 million exclusive of $2.4 million of expenses relating to the acquisition. Consideration consisted of the issuance of 26,999,399 common shares of the Corporation being issued a value based on the average market prices of the Corporation's common shares over the three-day period before and after the terms of the acquisition were agreed to and announced and the granting of 1,823,404 options to purchase common shares of the Corporation.

        The acquisition of Stuart Energy represents a milestone in the execution of our strategic plan. We continue to reduce our exposure to any single product, market or adoption rate. The acquisition has afforded us a diversified product portfolio of fuel cell power products, hydrogen stations and fuel cell test stations. We now have greater revenue diversity, which should lead to more predictable results for our shareholders, notwithstanding the cycles of any one of our businesses. The combined company has an expanded roster of blue-chip partners and customers, including Air Liquide, Air Products, BOC, Cheung Kong Infrastructure, Chevron Texaco, Ford, GM, John Deere, Linde, Shell Hydrogen and Toyota, as well as a global network of sales agents and global customer service capabilities. We believe that our ability to market a broader and more diverse product portfolio through expanded global sales and distribution channels provides us with a competitive advantage against competitors that do not enjoy such scale.

        Our combined and complementary product portfolio allows us to offer turn-key hydrogen applications and hydrogen fueling solutions to customers. Our combined expertise includes PEM fuel cells, alkaline and PEM electrolysis, systems integration, codes and standards and fuel cell test stands, as well integration expertise in hydrogen compression, storage and hydrogen internal combustion engine technologies.

        A significant factor in acquiring Stuart Energy was the opportunity to reduce our risk profile and accelerate our pathway to commercial sustainability. The acquisition and integration offers significant cost synergies through rationalization of staff, facilities, infrastructure and public company costs. We expect annualized cost savings as a result of the acquisition to be approximately $8.0 million.

Results of Operations

        Revenues for the first quarter of 2005 were $11.3 million, an increase of $7.2 million or 177% from the same period in 2004. The increase in revenues primarily reflects the sale of hydrogen generation products emanating from the acquisition of Stuart Energy Systems Corporation ("Stuart Energy") offset by a decrease in revenues of $0.6 million from power products and test and diagnostic equipment of $0.8 million.

        The following table provides a breakdown of our revenues for the reported periods:

	Three months ended March 31,
	2005	2004
Power	$972	$1,540
Hydrogen Generation	8,634	—
Test	1,698	2,535

	$11,304	$4,075

        Power revenues decreased primarily as a result of the completion of an engineering services contract with General Motors in 2004, which generated $0.8 million of revenue in the first quarter of 2004 and $nil in the first quarter of 2005. Excluding the impact of the completion of the engineering services contract with General Motors in 2004, revenue from power modules increased $0.2 million or 32%. This decrease was offset by the delivery of six power products in the first quarter of 2005 compared to five power products in the first quarter of 2004. As at March 31, 2005, we had $2.6 million of confirmed orders for power products and services. Hydrogen Generation revenues for the first quarter of 2005 were primarily attributable to the acquisition of Stuart Energy completed in the first quarter of 2005. As at March 31, 2005, we had $11.1 million of confirmed orders for hydrogen generation products.

        Test revenues in the first quarter of 2005 consisted of $0.5 million ($0.3 million in 2004) of test services revenues and $1.2 million ($2.2 million in 2004) of diagnostic equipment revenues. The decrease in test equipment revenues is, in our opinion, attributable to timing of receipt of orders. Combined with our lead times, this has resulted in variations in revenue as compared with the first quarter of 2004. As at March 31, 2005, we had $4.9 million of confirmed orders for test equipment products.

        Cost of revenues for first quarter of 2005 was $10.3 million, an increase of $7.5 million from the first quarter of 2004. Expressed as a percentage of revenues, cost of revenues were 91% in 2005 compared to 70% for the same period in 2004. This percentage increase can be attributed to a $1.3 million increase in the fair value of work-in-process inventory recognized at fair value in accordance with Canadian GAAP upon the acquisition of Stuart Energy. Excluding the fair value adjustment related to work in progress related to the acquisition of Stuart Energy, our cost of revenues for the first quarter of 2005 was 80% compared to 70% in the first quarter of 2004. Our cost of revenues was also adversely impacted by a higher percentage of revenues emanating from hydrogen generation products, which have historically generated higher cost of revenues.

        Selling, general and administrative expenses (S,G&A) were $6.2 million in the first quarter of 2005, an increase of $3.0 million, or 92% from the first quarter of 2004. Included in S,G&A for the first quarter of 2005 are $0.7 million of severance costs that are not anticipated to occur in subsequent quarters. Also, included in S,G&A are certain compensation and other operating costs which reflect the operations of Hydrogenics and Stuart Energy individually immediately prior to and for a period subsequent to the acquisition. With the integration of Stuart Energy significantly complete at March 31, 2005, we do not anticipate these costs to occur in subsequent quarters. S,G&A expenses for the three months ended March 31, 2005 also reflect a larger global operation as a result of the acquisition of Stuart Energy.

        Employee stock-based compensation expense was $0.5 million in the first quarter of 2005, an increase of $0.2 million from the first quarter of 2004, substantially as a result of option grants in the first quarter of 2005.

        Research and product development expenses were $3.3 million in the first quarter of 2005, and increase of $0.9 million or 41% from the first quarter of 2004 and attributable to initiatives underway at Stuart Energy at the time of our acquisition.

        Depreciation of property, plant and equipment was $0.4 million in the first quarter of 2005, consistent with the first quarter of 2004.

        Amortization of intangible assets was $2.1 million in the fist quarter of 2005, consistent with the first quarter of 2004.

        Integration costs were $0.7 million in the first quarter of 2005 and are attributable to termination benefits and other expenses associated with the acquisition of Stuart Energy. There were no such costs incurred during the first quarter of 2004 and we do not anticipate that we will incur significant integration costs in subsequent quarters.

        Provincial capital tax expenses were negligible in the first quarter of 2005 and 2004.

        Interest was $0.7 million in the first quarter of 2005, an increase of $0.5 million from the first quarter of 2004. This increase is attributable to increased short-term investments on hand as a result of the equity offering in February 2004 and acquiring Stuart Energy's cash and short-term investments in the first quarter of 2005 coupled with higher yields on the underlying investments.

        Foreign currency gains in the first quarter of 2005 were $0.3 million compared with losses of $0.3 million in the first quarter of 2004. Our gains in the first quarter of 2005 were generated on holdings of Canadian dollar denominated short-term investments during a period of a strengthening Canadian dollar against the U.S. dollar and our losses in the first quarter of 2004 were attributed to holding Canadian dollar denominated short-term investments during the first quarter of 2004 during a time of weakening Canadian dollar against the U.S. dollar.

        Income tax expenses in the first quarter of 2005 were less than $0.1 million and are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base for capital tax purposes. This amount is consistent with the amount incurred in the first quarter of 2004.

        Net loss in the first quarter of 2005 was $11.2 million compared to $7.5 million in the first quarter of 2004. The increase in net loss is primarily attributable to lower gross margins as a percentage of revenues, increased selling, general and administrative expenses, increased gross research and development expenses, and integration costs associated with the acquisition of Stuart Energy, partly offset by foreign currency gains experienced during the quarter.

        Of the net loss, $7.5 million is directly attributable to the Power and Generation segment, $0.8 million to the Test segment and the remaining of the $2.9 million is attributable to corporate activities. Excluding the effect of amortization and depreciation and the $1.3 million fair value adjustment to work in progress related to the acquisition of Stuart Energy, the power and generation segment would have had a net loss of $3.8 million and the test segment would have had a loss of $0.5 million. The test segment is further advanced in its product life cycle, producing commercial products today, albeit in limited quantities. While the power and generation segment also has commercial products, many are in their emerging stages resulting in net research and development expenditures of $3.0 million for the segment.

        Net loss per share for the first quarter of 2005 was $0.13 compared $0.12 in the first quarter of 2004. Options granted under our stock option plan and shares purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.

        Weighted average number of shares outstanding in the first quarter of 2005 was 89,848,368 (March 31, 2004 — 60,339,785). The number of common shares outstanding at March 31, 2005 was 91,671,170 (March 31, 2004 — 64,551,731). The increase in the number of common shares outstanding was primarily attributable to the 26,999,399 shares issued on the acquisition of Stuart Energy.

        Stock options outstanding at March 31, 2005 were 5,573,721 (March 31, 2004 — 3,235,057) of which 4,003,697 were exercisable (March 31, 2004 — 1,913,718). There were 2,470,436 share purchase warrants outstanding (March 31, 2004 — 2,470,436) of which 2,470,436 have been released from escrow (March 31, 2004 — 1,791,069).

Liquidity and Capital Resources

        Cash and cash equivalents and short-term investments were $105.9 million as at March 31, 2005, an increase of $16.8 million from December 31, 2004. This increase is attributable to $27.6 million of cash and short-term investments acquired on the acquisition of Stuart Energy partially offset by net losses (excluding non cash items) of $7.8 million, non-cash working capital requirements of $1.5 million and investing outflows of $0.6 million excluding movements in short-term investments.

        Cash and cash equivalents and short-term investments used in operating activities in the first quarter of 2005 were $9.3 million compared to $1.6 million in the first quarter of 2004. This increase is attributed to an increased loss from operations of $3.8 million and an increase in non-cash working capital requirements of $4.4 million. The increase in non-cash working capital requirements is partly attributable to increased inventory levels and work in progress as we progress on orders currently in progress and scheduled for delivery in upcoming quarters.

        Cash and cash equivalents and short-term investments used in investing activities (excluding movements in short-term investments) in the first quarter of 2005 were $0.6 million compared to $1.0 million in the first quarter of 2004 and is primarily attributed to a lower level of capital expenditures.

        We anticipate using our funds to develop and commercialize products primarily for near term power and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe that the our existing cash balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future. At this time, we have no plans for additional financing. However, if cash on hand and cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, or if we consider it prudent to do so, we may seek to sell additional equity or arrange debt financing, which could include establishing additional lines of credit.

Credit facilities

        We have $11.5 million in lines of credit available to us for operating purposes and for letters of credit. At this time, only letters of credit aggregating $4.0 million are issued against these lines of credit. These letters of credit have various expiry dates extending through to November 2008. We are in compliance with our debt covenants.

Contingent Off-balance sheet arrangements and contractual obligations

        We entered into repayable contribution and other research and product development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we are eligible to receive up to $10.9 million (December 31, 2004 — $5.5 million) toward agreed upon research and development project costs. The utilized amount of the advances as at March 31, 2005 was $10.4 million (December 31, 2004 — $5.0 million). In return, these funding parties have a right to repayments of up to 4.0% of gross revenue received by us as a result of commercial exploitation of the associated technology. To date, $0.3 million in revenues from these technologies has been recognized and a repayable amount of $8,000 has been reflected in our accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

        There has been no change to our contractual obligations that are outlined in our MD&A contained in our 2004 Annual Report.

Selected Quarterly Financial Data (Unaudited)

        The following table provides summary financial data for our last eight quarters:

	Quarter ended
	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003
	(Expressed in thousands of dollars, except per share amounts)
Revenues	$11,304	$5,494	$3,509	$3,578	$4,075	$5,882	$5,528	$6,841
Net Loss	11,222	10,338	7,269	8,481	7,451	7,260	6,886	5,510
Net Loss Per Share	0.13	0.16	0.11	0.13	0.12	0.14	0.13	0.10
Weighted Average Common Shares Outstanding	89,848	64,619	64,610	64,579	60,340	52,993	53,083	53,063

Figures in the above table have been restated in order to conform to current financial statement presentation.

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Exhibit 99.2